UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

[ x ] SEMIANNUAL REPORT PURSUANT TO REGULATION A
 or
[   ] SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended:
June 30, 2020

Flora Growth Corp.
 (Exact name of issuer as specified in its charter)

Ontario, Canada
 (State or other jurisdiction of incorporation or organization)

N/A
 (I.R.S. Employer Identification Number)

65 Queen Street West, Suite 800
Toronto, Ontario M5H 2M5
www.floragrowth.ca
 (Full mailing address of principal executive offices)

+1 (416) 861 – 2267
 (Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results Of Operations
This Semiannual Report on Form 1-SA contains forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Such forward-looking statements include statements regarding, among others, (a) our growth strategies, (b) our future financing plans, and (c) our anticipated needs for working capital. Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found in this Semiannual Report.

The financial statements included herein should be read in conjunction with the audited financial statements and related notes for the  period from incorporation on March 13, 2019 to December 31, 2019, contained in the Company’s Annual Report Form 1-K, as filed with the Securities and Exchange Commission on April 29, 2020.

This MD&A reports our activities through September 25th , 2020 unless otherwise indicated.

Forward-looking statements are based on our current expectations and assumptions regarding our business, potential target businesses, the economy and other future conditions. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements as a result of various factors, including, without limitation, changes in local, regional, national or global political, economic, business, competitive, market (supply and demand) and regulatory conditions.

We caution you therefore that you should not rely on any of these forward-looking statements as statements of historical fact or as guarantees or assurances of future performance. All forward-looking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forward-looking statements or other information contained herein.

Overview

Flora Growth Corp. (the “Company”) was incorporated under the laws of the Province of Ontario on March 13, 2019.  On October 2, 2019, the Company acquired 90% of a company based in Colombia, Cosechemos Ya S.A.S. (“Cosechemos”). Cosechemos was established on May 12, 2016.  Cosechemos is focused on cultivating, processing and supplying all natural, organic medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. We are currently in discussions with such distributors; however, we will require adequate funding to fulfill these business objectives and enter into definitive agreements.
Cosechemos is a licensed and permitted cultivator, producer, and distributor of CBD medical cannabis in Colombia for: (a) use in Colombia; and (b) international export.  Cosechemos has (i) one property under lease, the Cosechemos Farm, in Giron, Santander, Colombia, and (ii) the option to lease the Palagua Farms, in Puerto Boyaca, Boyaca, Colombia. Our subsidiary’s main operations are currently in Giron, Colombia.

The Cosechemos Farm is a 361 hectare property. The Palagua Farms is comprised of two contiguous farms for a total of 2,132 hectares.

On March 20, 2020, the Company incorporated a wholly owned subsidiary, Flora Growth Corp. Sucursal Colombia in Colombia.

On February 12, 2020, the Company incorporated a Limited Liability Company, Flora Beauty LLC in Colorado, United Sates.  The Company has an 80% interest in this company.   On August 10, 2020, the Company incorporated a division of Flora Beauty LLC, Flora Beauty LLC Sucursal Colombia in Colombia.

Results of Operations for the three and six months ended June 30, 2020, the three months ended June 30, 2019 and for the period from incorporation (March 13, 2019) to June 30, 2019.

For the three and six months ended June 30, 2020, the Company reported a net loss of $1,664,676 and $2,548,591, respectively or $0.02 and $0.03 per share, respectively. For the three months ended June 30, 2019 and for the period from incorporation (March 13, 2019) to June 30, 2019, the Company reported a net loss of $1,889,714 and $1,899,714, respectively or $0.82 and $0.99 per share, respectively.  The Company had a working capital of $7,419,645 as at June 30, 2020 compared to a working capital deficit of $1,707,081 as at December 31, 2019.
The Company has and expects to continue to report negative earnings until the Company’s cannabis development program finds and develops producing assets. The Company will continue to utilize proceeds from financing and equity issuances to fund its cannabis program and general and administrative operating costs. As at June 30, 2020, the Company had no operating assets and expects to generate negative cash flow from operations for the foreseeable future.
Revenues

To date, we have not generated any revenues from our planned operations. We are a pre-revenue company with a very limited operating history upon which to base an evaluation of our business and prospects. Our short operating history may hinder our ability to successfully meet our objectives and makes it difficult for potential investors to evaluate our business or prospective operations.

 Research and Development Expenses

Our research and development expenses were $24,785 and $53,405 for the three and six month periods ended June 30, 2020, respectively. For the three months ended June 30, 2019 and for the period from incorporation (March 13, 2019) to June 30, 2019, the Company had research and development expenses of $nil and $nil, respectively.  Research and development expenses to date consist primarily of contract research fees, manufacturing, consultant fees, and study related costs related to cultivation of cannabis in Colombia.

General and Administrative Operating Expenses

The Company recorded consulting and management fees of $585,422 and $818,866 for the three and six-month periods ended June 30, 2020. The Company recorded consulting and management fees of $1,550,610 and $1,550,610 for the three months ended June 30, 2019 and for the period from incorporation (March 13, 2019) to June 30, 2019, respectively.  During the period from incorporation (March 13, 2019) to June 30, 2019, the Company granted bonuses of $1,400,000 to consultants, directors and officers of the Company. The bonuses were settled by the issuance of 70,000,000 common shares at a price of $0.02 per share for a value of $1,400,000 based on the value of services agreed upon by the consultants, directors, officers and the Company.

The Company recorded professional fees of $88,991 and $217,960 for the three and six-month periods ended June 30, 2020.  The Company recorded professional fees of $19,309 and $19,309 for the three months ended June 30, 2019 and for the period from incorporation (March 13, 2019) to June 30, 2019, respectively.  Most of the fees relate to legal and audit fees to prepare the Regulation A+ Tier 2 materials related to the offering (the “Offering”) described below.
General office expenses of $476,656 and $662,426 for the three and six-month periods ended June 30, 2020 and were related to filing fees, rent and promotion costs.  The Company recorded general office expenses of $24,312 and $24,312 for the three months ended June 30, 2019 and for the period from incorporation (March 13, 2019) to June 30, 2019, respectively.
The Company recorded $206,051 and $233,362 for the three and six-month periods ended June 30, 2020 in travel expenses for various trips related to the property and the Company’s promotion. The Company recorded travel expenses of $219,613 and $219,613 for the three months ended June 30, 2019 and for the period from incorporation (March 13, 2019) to June 30, 2019, respectively.

The Company recorded $344,406 for the three and six-month periods ended June 30, 2020 in share-based compensation. On April 23, 2020, the Company granted 750,000 options to officers, employees and consultants of the Company with an exercise price of $0.75 per common share. The options vested immediately. The fair market value of the options was estimated to be $344,406 using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 0.45%, estimated current share price of $0.64, expected volatility of 100% based on comparable companies, an estimated life of 5 years and an expected dividend yield of 0%. The Company recorded $85,870 for the three months ended June 30, 2019 and for the period from incorporation (March 13, 2019) to June 30, 2019, respectively in share-based compensation.

Net Loss

Our net loss was $1,664,676 and $2,548,591 for the three and six-month periods ended June 30, 2020.  The net loss was $1,899,714 and $1,899,714 for the three months ended June 30, 2019 and for the period from incorporation (March 13, 2019) to June 30, 2019.

Liquidity and Capital Resources

The Company has a short operating history and, accordingly, the Company does not generate cash from operations. The Company finances its activities through borrowings under loan agreements, raising equity capital from private placements, and continues to acquire public funding from the Offering (defined below). The Company may encounter difficulty sourcing future financing.

Flora is offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in the Offering. Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed. As at September 25, 2020, the Company has received subscriptions totaling approximately $22,900,000 pursuant to the Offering.
The Company entered into a loan agreement in favor of QuestCap Inc. (formerly Copper One Inc.) for an amount up to $500,000 of which $497,514 of principal was drawn down by the Company in borrowings prior to repayment (December 31, 2019 - $497,514). The loan is a United States dollar loan which bears interest at 10% annually, is unsecured, and is payable on demand. As at December 31, 2019, the interest payable on the loan was $15,784. Stan Bharti and Deborah Battiston are the Chairman and Chief Financial Officer, respectively, of the Company and of QuestCap. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $521,341; $497,514 to principal and $23,827 to interest.

The Company entered into a loan agreement in favor of Sulliden Mining Capital Inc. for an amount up to $525,000 of which $501,941 of principal was drawn down by the Company in borrowings prior to repayment (December 31, 2019 - $495,613). The loan is a United States dollar loan which bears interest at 12% annually, is unsecured, and was due on March 31, 2020. As at December 31, 2019, the interest payable on the loan was $3,681. Stan Bharti and Deborah Battiston are the Chairman and Chief Financial Officer, respectively, of the Company and Interim Chief Executive Officer and former Chief Financial Officer, respectively of Sulliden Mining. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $510,557; $501,941 to principal and $8,616 to interest.
The Company entered into a loan agreement in favor of Q Gold Resources Ltd. for an amount of $16,667. The loan bears interest at 10% annually, is unsecured, and is payable on demand. As at December 31, 2019, the interest payable on the loan was $895. Deborah Battiston is the Chief Financial Officer and Fred Leigh is a director of the Company. Deborah Battiston is the Chief Financial Officer and Fred Leigh is the former Chief Executive Officer and a former director of Q Gold. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On March 6, 2020, the loan was repaid in the amount of $17,637; $16,667 to principal and $970 to interest.
The Company has provided funding to Cosechemos for the research and development of producing medicinal CBD oil.
As at June 30, 2020, the Company had working capital of $7,419,645 (December 31, 2019 – deficiency of $1,707,081). The Company’s primary cash flow needs are for the development of its cannabis activities, administrative expenses and working capital.
At present, the Company has no cannabis production and consequently no revenue generating assets or operations. The recovery of the amounts expended are dependent on the ability of the Company to obtain necessary financing to complete the development of its cannabis operations and or other potential projects and attain future profitable production. The Company’s financial success will depend on its ability to raise financings to develop potential projects. At present, the Company has not established sources of income and the success of its growth and development programs will be contingent upon the Company’s ability to raise sufficient equity financing on terms favorable to the Company. The Company does not expect to generate any internal cash flows to help finance the development costs.
Although our business does not presently generate any cash, we believe that if we raise the maximum amount in the Offering we will have sufficient capital to finance our operations for at least the next 24 months; however, if we do not sell the maximum amount of the Offering or if our operating and development costs are higher than expected, we will need to obtain additional financing. We do not have any track record for self-underwritten Regulation A+ offerings, and there can be no assurance we will raise the maximum amount or any other amount other than the amount we have already raised. Further, we expect that after such 24-month period, we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will achieve profitable operations and positive cash flow.

The Company has granted a loan to Kasa Wholefoods Company S.A.S (“Kasa”).  The loan accrues interest with an annual interest rate of 5%, is unsecured, and is payable on demand.  As at June 30, 2020, the Company has a loan receivable of $218,324 (December 31, 2019 - $91,087) of which $216,000 (December 31, 2019 - $91,000) is principal and $2,324 (December 31, 2019 - $87) is interest.

The Company has granted a loan of $1,000,000 to Newdene Gold Inc. (“Newdene”).  The loan accrues interest with an annual interest rate of 6% and is payable six months following the closing date of February 12, 2020.  The loan is secured by a securities pledge agreement in favor of the Company creating a security interest of 2,000,000 common shares in the capital of Flora.  As at June 30, 2020, the Company has a loan receivable of $1,022,849 (December 31, 2019 - nil) of which $1,000,000 (December 31, 2019 - nil) is principal and $22,849 (December 31, 2019 - nil) is interest.  Subsequent to the period end, the loan was extended for another six months on the same terms.
The Company has granted a loan of CAD$100,000 ($70,811) to Consultancies and Consultancies of Latam by GM LLC (“Consultancies”).  The loan accrues interest with an annual interest rate of 5% and is payable sixty days following the closing date of April 17, 2020.  As at June 30, 2020, the Company has a loan receivable of CAD$100,000 ($73,380) (December 31, 2019 - nil) of which $73,380 (December 31, 2019 - nil) is principal and nil (December 31, 2019 - nil) is interest.  Subsequent to the period end, the loan was extended for another four months on the same terms.
The Company does not pay dividends and, other than the debt discussed above, had no long-term debt or bank facilities, other than the lease liability.

Going Concern

Our interim condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company’s ability to continue as a going concern is contingent upon its ability to raise additional capital as required. During the period from March 13, 2019 (inception) through June 30, 2020, the Company incurred cumulative net losses of $5,255,032. Initially, we intend to finance our operations through equity and debt financings.

We do not generate any cash on our own. We have funded operations with capital raised from the Offering; however, there is no guarantee of continued funding under the Offering.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing operations.

These conditions indicate the existence of material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern, and our financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Off-Balance Sheet Arrangements

We did not have, during the periods presented, and we do not currently have, any off-balance sheet arrangements.

Contractual Obligations, Commitments and Contingencies

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. The Company’s management, in consultation with its legal counsel as appropriate, assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company, in consultation with legal counsel, evaluates the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought therein. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Trend Information
Because we are still in the startup phase and have only recently commenced operations, we are unable to identify any recent trends in revenue, income or profitability. Other than as set forth below regarding the current pandemic crisis, we are unable to identify any known trends, uncertainties, demands, commitments or events involving our business that are reasonably likely to have a material effect on our revenues, income from operations, profitability, liquidity or capital resources, or that would cause the reported financial information in the Offering to not be indicative of future operating results or financial condition.
NOVEL CORONAVIRUS (“COVID-19”)
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease and other unforeseen events, including the recent outbreak a of respiratory illness caused by COVID-19 and the related economic repercussions. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.
Agricultural activity has been declared as an essential activity in Colombia.  Cosechemos is operating under a protocol authorized by the Colombian government.
At the farm in Santander, all employees receive a new mask and a new set of surgical gloves daily. Hand sanitizer is provided and hand washing protocols are in place. The employees are also provided a transparent face protection mask, which is replaced every 30 days.  All employees have their temperature taken three times daily and must report to the Health and Safety office if they are experiencing any symptoms, including diarrhea, cough, runny nose, or headache.  If an employee reports any of these symptoms, the employee is sent home to isolate for 14 days, if the symptoms persist for 72 hours, the employee is required to go to a hospital.
The farm is located in a rural area, and there have been no positive cases of COVID-19 reported to date.  The province in which the farm is located has reported 475 cases across a population of 2,340,765 to date.
Our staff from the Bogotá office have been working from home since March 25, 2020, and staff from the Toronto office have also been working from home since March 17, 2020.
We have had no reported cases of COVID-19 amongst our staff to date.
Item 2. Other Information

None

 Item 3. Financial Statements

Flora Growth Corp.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended June 30, 2020 and the three months ended June 30, 2019 and the period from incorporation on March 13, 2019 to June 30, 2019

(Expressed in United States Dollars)

Flora Growth Corp.
Interim Condensed Consolidated Statement of Financial Position
(Expressed in US dollars)

As at:	June 30, 2020	December 31, 2019

ASSETS
Current
Cash	$6,188,072	$159,797
Restricted cash (Note 3)	516,256	-
Amounts receivable (Note 4)	230,958	20,401
Loans receivable (Note 5)	1,314,553	91,087
Prepaid expenses	53,346	210,197
Advances (Note 5)	401,237	-
Total current assets	8,704,422	481,482
Non-current
Property, plant and equipment (Note 6)	430,534	434,520
Intangible asset (Note 8)	221,310	247,995
Total assets	$9,356,266	$1,163,997

LIABILITIES
Current
Trade payables and accrued liabilities (Note 14)	$1,232,062	$1,105,637
Loans payable (Note 9)	-	1,030,154
Current lease liability (Note 10)	52,715	52,772
Total current liabilities	1,284,777	2,188,563
Non-current
Non-current lease liability (Note 10)	187,431	245,801
Total liabilities	1,472,208	2,434,364

SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 11(b))	11,056,384	1,400,000
Warrants (Note 13)	1,657,367	-
Options (Note 12)	422,916	85,870
Non-controlling interest	(56,596)	(10,896)
Accumulated other comprehensive loss	59,019	6,800
Deficit	(5,255,032)	(2,752,141)
Total Shareholders' equity (deficiency)	7,884,058	(1,270,367)
Total liabilities and shareholders' equity (deficiency)	$9,356,266	$1,163,997
Nature and continuance of operations (Note 1)
Commitments and contingencies (Note 15)
Subsequent events (Note 19)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

APPROVED ON BEHALF OF THE BOARD

Signed “Damian Lopez”, DIRECTOR

Signed “Fred Leigh”, DIRECTOR

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Interim Condensed Consolidated Statements of Loss and Comprehensive Los
(Expressed in U.S. Dollars)

	For the three months ended June 30, 2020	For the three months ended June 30, 2019	For the six months ended June 30, 2020	For the period from incorporation (March 13, 2019) to June 30, 2019

Expenses
Consulting and management fees (Note 11(b) and 14)	$585,422	$1,550,610	$818,866	$1,550,610
Professional fees	88,991	19,309	217,960	19,309
General office expenses	476,656	24,312	662,426	24,312
Travel expenses	206,051	219,613	233,362	219,613
Share based compensation (Note 12)	344,406	85,870	344,406	85,870
Amortization (Notes 6 and 8)	27,417	-	56,617	-
Research and development	24,785	-	53,405	-
Foreign exchange (gain)	(75,430)	-	170,041	-
Loss before interest expense	1,678,298	1,899,714	2,557,083	1,899,714
Interest expense (Note 9)	38,749	-	72,087	-
Other income (Note 5)	(52,371)	-	(80,579)	-
Net loss for the period	$1,664,676	$1,899,714	$2,548,591	$1,899,714

Other comprehensive loss
Exchange differences on foreign operations	(100,981)	-	(52,219)	-
Total comprehensive loss for the period	$1,563,695	$1,899,714	$2,496,372	$1,899,714

Net loss attributable to:
Flora Growth Corp.	$1,648,217	$1,899,714	$2,502,891	$1,899,714
Non-controlling interests	$16,459	$-	$45,700	$-

Comprehensive loss attributable to:
Flora Growth Corp.	$1,547,236	$1,899,714	$2,450,672	$1,899,714
Non-controlling interests	$16,459	$-	$45,700	$-

Basic and diluted loss per share attributable to Flora Growth Corp.	$0.02	$0.82	$0.03	$0.99
Weighted average number of common shares outstanding - basic and diluted (Note 16)	85,432,654	2,307,692	81,126,625	1,926,606

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Interim Condensed Consolidated Statement of Shareholders' Equity
(Expressed in United States dollars)

	Common Shares		Options	Warrants	Accumulated other comprehensive loss	Accumulated Deficit	Non-Controlling interest (Deficiency)	Shareholders' Equity (Deficiency)
	#	$	$	$	$	$		$
Balance, March 13, 2019	-	-	-	-	-	-	-	-

Common shares issued (Note 11(b))	70,000,000	1,400,000	-	-	-	-	-	1,400,000
Options issued (Note 12)	-	-	85,870	-	-	-	-	85,870
Loss and comprehensive loss for the period	-	-	-	-	-	(1,899,714)	-	(1,899,714)
Balance, June 30, 2019	70,000,000	1,400,000	85,870	-	-	(1,899,714)	-	(413,844)

Balance, December 31, 2019	70,000,000	1,400,000	85,870	-	6,800	(2,752,141)	(10,896)	(1,270,367)

Regulation A Offering (Note 11(b))	17,170,100	10,984,300	-	1,893,275		-	-	12,877,575
Share issuance costs (Note 11(b))	-	(1,365,276)		(235,908)				(1,601,184)
Options exercised	600,000	37,360	(7,360)	-	-	-	-	30,000
Options issued (Note 12)	-	-	344,406	-	-	-	-	344,406
Other comprehensive loss - exchange differences on foreign operations	-	-	-	-	52,219	-	-	52,219
Loss and comprehensive loss for the period	-	-	-	-		(2,502,891)	(45,700)	(2,548,591)
Balance, June 30, 2020	87,770,100	11,056,384	422,916	1,657,367	59,019	(5,255,032)	(56,596)	7,884,058

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Interim Condensed Consolidated Statement of Cash Flows
(Expressed in US dollars)

	For the six months ended June 30, 2020	For the period from incorportion (March 13, 2019) to June 30, 2019

CASH FROM OPERATING ACTIVITIES:
Net loss for the period	$(2,548,591)	$(1,899,714)
Items not involving cash:
Share-based compensation (Note 12)	344,406	85,870
Bonus paid in shares (Note 11(b))	-	1,400,000
Amortization (Notes 6 and 8)	56,617	-
Accrued interest on loans receivable (Note 5)	(25,086)	-
Accrued interest on loans payable (Note 9)	13,053	-
	(2,159,601)	(413,844)

Net change in non‑cash working capital (Note 3)	(443,537)	413,844
Net cash flows from operating activities	(2,603,138)	-

CASH FROM FINANCING ACTIVITIES:
Regulation A Offering (Note 11(b))	12,877,575	-
Unit issue costs (Note 11(b))	(1,601,184)	-
Exercise of options (Note 11(b))	30,000	-
Repayment of lease liability (Note 10)	(20,531)	-
Loan received (Note 9)	6,328	-
Loan repayments (Note 9)	(1,049,535)	-
Net cash flows from financing activities	10,242,653	-

CASH FROM INVESTING ACTIVITIES:
Loans provided (Note 5)	(1,195,811)	-
Advances (Note 5)	(401,237)	-
Acquisition of equipment (Note 6)	(83,416)	-
Net cash flow from investing activities	(1,680,464)	-

Effect of exchange rate change	69,224	-

CHANGE IN CASH DURING THE PERIOD	6,028,275	-

CASH, beginning of the period	159,797	-

CASH, end of the period	$6,188,072	$-

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

1. NATURE AND CONTINUANCE OF OPERATIONS
Flora Growth Corp. (the “Company” or “Flora”) was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation, on March 13, 2019. The Company is focused on developing business for the purpose of cultivating, processing and supplying all natural, medicinal-grade cannabis oil, cannabis oil extracts and related products to large channel distributors, including pharmacies, medical clinics, and cosmetic companies. The Company’s head office is located at 65 Queen Street West, Suite 800, Toronto, Ontario, M5H 2M5, Canada.

Going concern

These interim condensed consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. It will need to raise additional capital in the near term to fund its ongoing operations and business activities. While the Company has engaged in an offering of units (Notes 11(b) and 19), there is no assurance of the amount of financing that will be received. There is also no assurance that other financings will be available on terms acceptable to the Company or at all.

These interim condensed consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and classifications in the interim condensed consolidated statement of financial position that may be necessary were the Company unable to continue as a going concern and these adjustments could be material.

The business of cannabis growth and development of Cannabidiol (“CBD”) oils involves a high degree of risk and there can be no assurance that current business development programs will result in profitable cannabis operations. The Company’s continued existence is dependent upon the acquisition of assets, preservation of its interest in the underlying assets, acquisition of various licenses, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its assets and operations on an advantageous basis.

The Company does not have any operating assets that generate revenues and incurred a net loss of $2,548,591 during the six months ended June 30, 2020 (net loss of $1,899,714 for the period from March 13, 2019 to June 30, 2019). These conditions indicate the existence of material uncertainties which cast substantial doubt about the Company’s ability to continue as a going concern.

2. BASIS OF PRESENTATION
Statement of compliance

These interim condensed consolidated financial statements have been prepared by management in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These financial statements do not include all notes of the type normally included within the annual financial statements and should be read in conjunction with the audited consolidated financial statements of the Company for the period from March 13, 2019 (incorporation) to December 31, 2019, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”).

These interim condensed consolidated interim financial statements have been prepared following the same accounting policies used in the preparation of the audited financial statements of the Company for the period from March 13, 2019 (incorporation) to December 31, 2019, with the exception of the adoption of amendments to accounting standards as described below.

These interim condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors of the Company on September 25, 2020.

Basis of consolidation

These interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries, Cosechemos YA S.A.S. (90% owned) and Flora Growth Corp. Sucursal Colombia (100% owned), which was incorporated on March 20, 2020.  All significant intercompany balances and transactions were eliminated on consolidation. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement in the entity and has the ability to affect those returns through its power to direct the relevant activities of the entity.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

Basis of measurement

The interim condensed consolidated financial statements of the Company have been prepared on an accrual basis, and are based on historical cost.

Foreign currency translation

The presentation currency and functional currency of the Company is the United States dollar. The functional currency of Cosechemos YA S.A.S. and Flora Growth Corp. Sucursal Colombia is the Colombian Peso.

New accounting standards

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods on or after January 1, 2020 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded.

IAS 1 – Presentation of Financial Statements (“IAS 1”) and IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) were amended in October 2018 to refine the definition of materiality and clarify its characteristics. The revised definition focuses on the idea that information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements. The adoption of IAS 1 on January 1, 2020 did not have a material impact on the Company’s interim condensed consolidated financial statements.

3. RESTRICTED CASH
Restricted cash consists of cash held by the Company’s escrow agent in relation to the investments made by the potential investors that have not passed clearance requirements for the subscription of the Company’s capital as of June 30, 2020. The corresponding amount has been recorded in accounts payable, and represents a non-cash transaction. See Note 19 for units issued subsequent to June 30, 2020.

4. AMOUNTS RECEIVABLE
The amounts receivable balance as at June 30, 2020 and December 31, 2019 consists of amounts receivable from the Government of Canada for Harmonized Sales Taxes (“HST”) and sundry receivables.

	June 30, 2020	December 31, 2019

HST receivable	$223,477	$18,840
Sundry receivables	7,481	1,561
Total	$230,958	$20,401

5. LOANS RECEIVABLE AND ADVANCES
Loans Receivable
The Company has granted a loan to Kasa Wholefoods Company S.A.S (“Kasa”).  The loan accrues interest with an annual interest rate of 5%, is unsecured, and is payable on demand.  As at June 30, 2020, the Company has a loan receivable of $218,324 (December 31, 2019 - $91,087) of which $216,000 (December 31, 2019 - $91,000) is principal and $2,324 (December 31, 2019 - $87) is interest.
The Company has granted a loan of $1,000,000 to Newdene Gold Inc. (“Newdene”).  The loan accrues interest with an annual interest rate of 6%, and is payable six months following the closing date of February 12, 2020.  The loan is secured by a securities pledge agreement in favor of the Company creating a security interest of 2,000,000 common shares in the capital of Flora.  As at June 30, 2020, the Company has a loan receivable of $1,022,849 (December 31, 2019 - nil) of which $1,000,000 (December 31, 2019 - nil) is principal and $22,849 (December 31, 2019 - nil) is interest.  Subsequent to the period end, the loan was extended for another six months on the same terms.
The Company has granted a loan of CAD$100,000 ($70,811) to Consultancies and Consultancies of Latam by GM LLC (“Consultancies”).  The loan accrues interest with an annual interest rate of 5%, and is payable sixty days following the closing date of April 17, 2020.  As at June 30, 2020, the Company has a loan receivable of CAD$100,000 ($73,380) (December 31, 2019 - nil) of which $73,380 (December 31, 2019 - nil) is principal and nil (December 31, 2019 - nil) is interest.  Subsequent to the period end, the loan was extended for another four months on the same terms.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)
5. LOANS RECEIVABLE AND ADVANCES (CONTINUED)
Advances
During the six-month period ended June 30, 2020, the Company made the following advances:
•	$55,734 to Flora Beauty LLC (“Beauty”);
•	$131,579 to Grupo Farmaceutico Cronomed S.A.S. (“Cronomed”);
•	$189,484 to Breeze Laboratory S.A.S. (“Breeze”);
•	$24,440 to Kasa.
These advances are non-interest bearing, are unsecured, and due on demand.
6. PROPERTY, PLANT AND EQUIPMENT
Cost	Construction in progress	Office equipment	Vehicle	Right of use asset (land)	Total
As at March 13, 2019	$-	$-	$-	$-	$-
Additions	99,556	715	39,903	-	140,174
Asset acquisition (Note 7)	-	609	-	288,111	288,720
Foreign exchange translation	3,602	249	1,444	17,537	22,832
Cost as at December 31, 2019	$103,158	$1,573	$41,347	$305,648	$451,726
Additions	35,007	48,409	-	-	83,416
Foreign exchange translation	(13,956)	(1,549)	(5,299)	(39,174)	(59,978)
Cost as at June 30, 2020	$124,209	$48,433	$36,048	$266,474	$475,164

Accumulated depreciation
As at March 13, 2019	$-	$-	$-	$-	$-
Depreciation	-	(1,370)	(333)	(13,133)	(14,836)
Foreign exchange translation	-	(22)	(12)	(2,336)	(2,370)
Accumulated depreciation as at December 31, 2019	$-	$(1,392)	$(345)	$(15,469)	$(17,206)
Depreciation	-	(7,975)	(1,027)	(21,147)	(30,149)
Foreign exchange translation	-	1,447	(731)	2,009	2,725
Accumulated depreciation as at June 30, 2020	$-	$(7,920)	$(2,103)	$(34,607)	$(44,630)

Net book value
As at December 31, 2019	$103,158	$181	$41,002	$290,179	$434,520
As at June 30, 2020	$124,209	$40,513	$33,945	$231,867	$430,534

The Company is constructing greenhouses in Colombia, the expenditures for which are recorded as construction in progress which is not currently being depreciated.  Depreciation will commence when construction is complete, and the facility is available for its intended use. All of the Company’s property, plant and equipment is domiciled in Colombia.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)
7. ASSET ACQUISITION
Acquisition of Cosechemos YA S.A.S (the “Acquisition”)
On July 16, 2019, the Company signed a share purchase agreement with Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa, collectively, the “Vendors”, to purchase 90% of Cosechemos. Pursuant to the share purchase agreement, Flora acquired 4,500 shares of Cosechemos on October 15, 2019. As consideration for the Cosechemos shares, Flora agreed to (i) pay $80,000 to the Vendors, and (ii) grant the Vendors a 10% non-dilutive, free carried interest in Cosechemos, the (“Free Carry”). Pursuant to the agreement, Flora is required to pay the Vendors, as a one-time payment, $750,000 within 60 days of Cosechemos earning a net income of $10,000,000. On October 15, 2019, $80,000 was paid to the Vendors for the purchase of 90% of Cosechemos.

The Free Carry will terminate upon Flora investing an aggregate of $25,000,000 in Cosechemos.

The asset acquisition was recorded at 100% of the fair value of the net assets acquired with 10% attributable to the non-controlling interest.

The allocation of the consideration to the fair value of 100% of the net assets acquired at the date of acquisition is as follows:

$
Current assets	233,288
Property and equipment	609
Right of use asset	288,111
Intangible asset	259,019
Trade and other payables	(102,892)
Loans payable	(299,022)
Lease liability	(290,224)
Non-controlling interest	(8,889)
Total consideration paid	80,000

8. INTANGIBLE ASSET

A continuity of the intangible assets for the period ended June 30, 2020 is as follows:

$
Balance, March 13, 2019	-

Acquisition of license (Note 9)	259,019
Amortization	(11,029)
Foreign currency translation	5
Balance, December 31, 2019	247,995

Amortization	(26,468)
Foreign currency translation	(217)
Balance, June 30, 2020	221,310

The Company’s license is for the production of non-psychoactive cannabis products on its property located in Colombia. See Note 10.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

9. LOANS PAYABLE
The Company entered into a loan agreement with QuestCap Inc. (formerly Copper One Inc.) for an amount up to $500,000 of which $497,514 of principal was drawn down prior repayment (December 31, 2019 - $497,514). The loan was a United States dollar loan which bore interest at 10% annually, was unsecured, and was payable on demand. As at December 31, 2019, the interest payable on the loan was $15,784. Stan Bharti and Deborah Battiston are the Chairman and Chief Financial Officer, respectively, of the Company and of QuestCap. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $521,341; $497,514 to principal and $23,827 to interest.
The Company entered into a loan agreement with Sulliden Mining Capital Inc. for an amount up to $525,000 of which $501,941 of principal was drawn down prior to repayment (December 31, 2019 - $495,613). The loan was a United States dollar loan which bore interest at 12% annually, was unsecured, and was due on March 31, 2020. As at December 31, 2019, the interest payable on the loan was $3,681. Stan Bharti and Deborah Battiston are the Chairman and Chief Financial Officer, respectively, of the Company and Interim Chief Executive Officer and Chief Financial Officer, respectively of Sulliden Mining. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On January 31, 2020, the loan was repaid in the amount of $510,557; $501,941 to principal and $8,616 to interest.
The Company entered into a loan agreement with Q Gold Resources Ltd. for an amount of $16,667. The loan bore interest at 10% annually, was unsecured, and was payable on demand. As at December 31, 2019, the interest payable on the loan was $895. Deborah Battiston is the Chief Financial Officer and Fred Leigh is a director of the Company. Deborah Battiston is the Chief Financial Officer and Fred Leigh is the Chief Executive Officer and a  director of Q Gold. These funds were sent to provide support to Cosechemos and to provide working capital for the Company. On March 6, 2020, the loan was repaid in the amount of $17,637; $16,667 to principal and $970 to interest.
10. LEASE LIABILITY
The Company entered into a land lease for 361 hectares of property in the municipality of Giron, in Santander, Colombia. The land is subject to a 6-year lease and is recorded as a right of use asset in property, plant and equipment.  The discount rate used to calculate the lease liability is 5.2%.
A continuity of lease liability for the period ended June 30, 2020 is as follows:
As at December 31, 2019	$298,573
Lease payments	(27,094)
Interest expense on lease liability	6,563
Foreign currency translation	(37,896)
As at June 30, 2020	$240,146

The maturity analysis of the undiscounted contractual balances of the lease liability is as follows:

Less than one year	$ 63,920
One to five years Potential exposure on extension option (over 5 years) (i)	202,870 320,322
$587,112
(i) There is an option to extend the lease in the event that neither the lessee nor the lessor terminates the lease, for an additional five years.
11. CAPITAL STOCK
a.	Authorized

Unlimited number of common shares, without par value

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

11. CAPITAL STOCK (CONTINUED)
b.	Common shares issued
	Number of shares	Stated value $
Balance, March 13, 2019	-	$-
Bonus shares	70,000,000	1,400,000
Balance, June 30, 2019 and December 31, 2019	70,000,000	$1,400,000
Regulation A Offering	17,170,100	10,984,300
Share issuance costs	-	(1,365,276)
Stock options exercised	600,000	37,360
Balance, June 30, 2020	87,770,100	$11,056,384

On June 27, 2019, the Company granted bonuses of $1,400,000 to consultants, directors and officers of the Company. The bonuses were settled by the issuance of 70,000,000 common shares at a price of $0.02 per share for a value of $1,400,000 based on the value of services agreed upon by the consultants, directors, officers and the Company. Of the 70,000,000 common shares issued, a total of 14,950,000 common shares with a value of $299,000 were granted to the directors and officers of the Company (See Note 14).
REGULATION A OFFERING

During the six months ended June 30, 2020, the Company announced an offering up to 40,000,000 (the “Maximum Offering”) units (the “Units”) of the Company to be sold in a Regulation A offering circular under the Securities Act of 1933 (the “Offering”). Each Unit is comprised of one common share in the capital of the Company, with no par value per share (a “Common Share”), and one-half of one Common Share purchase warrant (each whole warrant, a “Warrant”) to purchase one additional Common Share (a “Warrant Share”) at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant. The Units are being offered at a purchase price of $0.75 per Unit. Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933. There is no assurance the Maximum Offering will be completed. During the six months ended June 30, 2020, the Company has issued 17,170,100 units of the Company at a price of $0.75 per unit.  In connection with the closing, the Company has paid unit issuance costs of $1,601,184 in cash.  The issue date fair value of the warrants was estimated at $1,893,275 using the Black Scholes option pricing model with the following weighted average assumptions: expected dividend yield of 0%; expected volatility of 100% based comparable companies; risk-free interest rate of 0.96% and an expected life of 1.5 years.
On March 9, 2020, 600,000 stock options were exercised for gross proceeds of $30,000.
12. OPTIONS
The Company has a stock option plan whereby it may grant options for the purchase of common shares to any director, consultant, employee or officer of the Company or its subsidiaries. The aggregate number of shares that may be issuable pursuant to options granted under the Company’s stock option plan will not exceed 10% of the issued common shares of the Company (the “Shares”) at the date of grant. The options are non-transferable and non-assignable and may be granted for a term not exceeding five years. The exercise price of the options will be determined by the board at the time of grant, but in the event that the Shares are traded on any stock exchange (the “Exchange”), may not be less than the closing price of the Shares on the Exchange on the trading date immediately preceding the date of grant, subject to all applicable regulatory requirements.

Information relating to share options outstanding and exercisable as at June 30, 2020 and December 31, 2019 is as follows:

	Number of options	Weighted average exercise price
Balance, March 13, 2019	-	$ -
Granted	7,000,000	0.05

Balance, June 30, 2019 and December 31, 2019	7,000,000	$ 0.05
Granted	750,000	0.75
Exercised	(600,000)	0.05
Balance, June 30, 2020	7,150,000	$ 0.12

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

12. OPTIONS (CONTINUED)
Date of	Options	Options	Exercise	Grant date	Remaining life
expiry	outstanding	exercisable	price	fair value	in years

June 28, 2024	6,400,000	6,400,000	$0.05	$ 78,510	4.00
April 23,2025	750,000	750,000	$0.75	344,406	4.82
	7,150,000	7,150,000	$0.12	$ 422,916	4.08

On June 28, 2019, the Company granted 7,000,000 options to directors, officers and consultants of the Company with an exercise price of $0.05 per common share. The options vested immediately. The fair market value of the options was estimated to be $85,870 using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 1.39%, estimated current stock price of $0.02, expected volatility of 100% based on comparable companies, an estimated life of 5 years and an expected dividend yield of 0%. Of the 7,000,000 options granted, 3,800,000 options with a value of $46,615 were granted to the directors and officers of the Company (See Note 14).
On April 23, 2020, the Company granted 750,000 options to officers, employees and consultants of the Company with an exercise price of $0.75 per common share. The options vested immediately. The fair market value of the options was estimated to be $344,406 using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 0.45%, estimated current stock price of $0.64, expected volatility of 100% based on comparable companies, an estimated life of 5 years and an expected dividend yield of 0%.
13. WARRANTS
On March 15, 2019, the Company granted 7,000,000 founder warrants of the Company with an exercise price of $0.05 per common share. The fair market value of the warrants was estimated to be $Nil using the Black Scholes option pricing model based on the following assumptions: risk‑free rate of 1.63%, estimated current stock price of $Nil, expected volatility of 100%, based on comparable companies, an estimated life of 3 years and an expected dividend yield of 0%. A total of 7,000,000 warrants with a value of $Nil were granted to the directors and officers of the Company (See Note 14).
See Note 11(b) for warrants issued under Regulation A offering.
	Number of warrants	Weighted average exercise price
Balance, March 13, 2019	-	$ -
Granted	7,000,000	0.05
Balance, June 30, 2019 and December 31, 2019	7,000,000	$ 0.05
Granted (Note 11(b))	8,585,050	1.00
Balance, June 30, 2020	15,585,050	$ 0.57

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)
13. WARRANTS (CONTINUED)
The following table shows all warrants outstanding as at June 30, 2020:
Date of expiry	Warrants outstanding	Exercise price	Grant date fair value	Remaining life in years

March 15, 2022	7,000,000	$ 0.05	$ -	1.71
July 23, 2021	1,232,600	1.00	272,397	1.06
July 28, 2021	1,155,050	1.00	255,259	1.08
August 3, 2021	216,400	1.00	47,823	1.09
August 5, 2021	428,200	1.00	94,629	1.10
August 7, 2021	92,800	1.00	20,508	1.10
August 11, 2021	660,000	1.00	145,856	1.12
August 14, 2021	304,000	1.00	67,182	1.12
August 19, 2021	213,600	1.00	47,204	1.14
August 24, 2021	560,000	1.00	123,756	1.15
August 26, 2021	381,600	1.00	84,331	1.16
September 3, 2021	265,400	1.00	58,652	1.18
September 5, 2021	112,000	1.00	24,751	1.18
September 9, 2021	25,600	1.00	5,657	1.19
September 10, 2021	56,400	1.00	12,464	1.20
September 11, 2021	68,200	1.00	15,072	1.20
September 16, 2021	58,800	1.00	12,994	1.21
September 18, 2021	59,200	1.00	13,083	1.22
September 20, 2021	226,400	1.00	50,033	1.22
September 23, 2021	69,200	1.00	15,293	1.23
September 24, 2021	18,800	1.00	4,155	1.24
September 30, 2021	111,400	1.00	24,619	1.25
October 2, 2021	60,400	1.00	13,242	1.26
October 6, 2021	43,200	1.00	9,471	1.27
October 7, 2021	35,800	1.00	7,849	1.27
October 14, 2021	83,400	1.00	18,285	1.29
October 20, 2021	220,200	1.00	48,278	1.31
October 27, 2021	225,000	1.00	49,330	1.33
November 1, 2021	184,600	1.00	40,473	1.34
November 12, 2021	158,000	1.00	34,641	1.37
November 15, 2021	247,600	1.00	54,285	1.38
November 22, 2021	154,400	1.00	33,852	1.40
December 1, 2021	172,800	1.00	37,886	1.42
December 3, 2021	140,800	1.00	30,870	1.43
December 10, 2021	166,000	1.00	36,395	1.45
December 16, 2021	160,200	1.00	35,123	1.46
December 24, 2021	165,800	1.00	36,351	1.48
December 29, 2021	51,200	1.00	11,225	1.50

	15,585,050	$ 0.57	$ 1,893,275	1.42

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

14. RELATED PARTY DISCLOSURES
Key management personnel compensation

In addition to their contracted fees, directors and officers also participate in the Company’s stock option program. Certain executive officers are subject to termination notices of twenty-four months to thirty-six months and change of control contingent provisions (Note 15). Key management personnel compensation is comprised of the following, see Notes 11(b), 12, 13.
	Three months ended June 30, 2020	Three months ended June 30, 2019	Six months ended June 30, 2020	Period from incorporation on March 13, 2019 to June 30, 2019
Directors & officers’ compensation	$81,347	$80,231	$157,638	$95,759
Share-based payments	-	345,615	-	345,615
	$81,347	$425,846	$157,638	$441,374

As at June 30, 2020, nil of the above directors’ and officers’ compensation was included in the trade payables and accrued liabilities (December 31, 2019 - $557,165). These amounts are unsecured, non-interest bearing and due on demand.

During the six months period ended June 30, 2020, the Company incurred expenses for consulting, rent and promotion services in the amount of $65,988 (period from March 13, 2019 to June 30, 2019 - $43,105) from 2227929 Ontario Inc.

During the three months period ended June 30, 2020, the Company incurred expenses for consulting, rent and promotion services in the amount of $33,493 from 2227929 Ontario Inc.

During the three months period ended June 30, 2020, the Company incurred expenses for consulting, rent and promotion services in the amount of $33,493 (June 30, 2019 - $41,039) from 2227929 Ontario Inc.

As at June 30, 2020, nil (December 31, 2019 - $143,710) was owing to 2227929 Ontario Inc. and nil (December 31, 2019 - $119,758) was owing to Forbes and Manhattan and was included in trade payables and accrued liabilities, and are unsecured, non-interest bearing and due on demand.  Fred Leigh is a director of the Company and is also a director and officer of 2227929 Ontario Inc. Stan Bharti is a director of the Company and is also a director of Forbes and Manhattan.

See Note 9 for loans payable to related parties.

15. COMMITMENTS AND CONTINGENCIES

Management contracts

The Company is party to certain management contracts. Currently, these contracts require payments of CAD$2,232,000 (approximately $1,638,000 USD) to be made upon the occurrence of a change in control to the officers of the Company. The Company is also committed to payments upon termination of approximately CAD$1,639,000 (approximately $1,203,000 USD) pursuant to the terms of these contracts. As a triggering event has not taken place, these amounts have not been recorded in these interim condensed consolidated financial statements.

Shared services and space commitment

The Company has an agreement to share general and administrative, promotion, corporate development, consulting services, and office space with other companies at a cost of CAD$15,000 per month, with a minimum commitment of CAD$45,000. This agreement may be terminated by either party giving at least 90 days’ prior written notice (or such shorter period as the parties may mutually agree upon) to the other party of termination. These services are provided by 2227929 Ontario Inc. (Note 14).

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

16. LOSS PER SHARE

The following securities were not included in the computation of diluted shares outstanding because the effect would be anti-dilutive:

June 30, 2020
Stock options (Note 12)	7,150,000
Warrants (Note 13)	15,585,050
22,735,050

17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Environmental

The Company’s growth and development activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

Fair value

The Company’s financial instruments measured at amortized cost as at June 30, 2020 and December 31, 2019, consist of cash and restricted cash, amounts receivable, loans receivable, advances, trade payables and accrued liabilities, and loans payable. The amounts reflected in the interim condensed consolidated statements of financial position approximate fair value due to the short term maturity of these instruments.

Financial instruments recorded at the reporting date at fair value are classified into one of three levels based upon the fair value hierarchy. Items are categorized based on inputs used to derive fair value based on:

Level 1 - quoted prices that are unadjusted in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in level 1 that are observable for the asset/liability either directly or indirectly; and
Level 3 - inputs for the instruments are not based on any observable market data.

The Company had no financial instruments recorded at fair value in the interim condensed consolidated statement of financial position at June 30, 2020 or December 31, 2019.

Fair value estimates are made at the relevant transaction date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

Risk management overview

The Company has exposure to credit, liquidity and market risks from its use of financial instruments. This note provides information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk. Further quantitative disclosures are included throughout these interim condensed consolidated financial statements.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s loan receivable, advances, and cash and restricted cash held with banks and other financial intermediaries.

The carrying amount of the cash and restricted cash, advances, and loan receivable represents the maximum credit exposure which amounted to $8,420,118 as at June 30, 2020 (December 31, 2019 - $250,884).

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
Credit risk (Continued)

The Company has assessed that there has been no significant increase in credit risk of the loans receivable and advances from initial recognition based on the financial position of the borrowers, and the regulatory and economic environment of the borrowers. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on the loans receivable and advances as at June 30, 2020 and December 31, 2019.

The Company held cash and restricted cash of $6,704,328 at June 30, 2020 (December 31, 2019 - $159,797), of which, $5,876,002 (December 31, 2019 – nil) is held with central banks and financial institution counterparties that are highly rated. $516,256 (December 31, 2019 – nil) is held in a trust account. The remaining amount of $312,070 (December 31, 2019 - $159,797) is held with a financial intermediary in Colombia. The Company has assessed no significant increase in credit risk from initial recognition based on the availability of funds, and the regulatory and economic environment of the financial intermediary. As a result, the loss allowance recognized during the period was limited to 12 months expected credit losses. Based on historical information, and adjusted for forward-looking expectations, the Company has assessed an insignificant loss allowance on this cash balance as at June 30, 2020 and December 31, 2019.

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, foreign exchange rates, and interest rates, will affect the Company’s net income or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing the Company’s returns.

       Foreign exchange risk
Foreign currency exchange rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in foreign exchange rates. The Company does not currently use foreign exchange contracts to hedge its exposure to currency rate risk as management has determined that this risk is not significant at this point in time. As such, the Company's financial position and financial results may be adversely affected by the unfavorable fluctuations in currency exchange rates.

As at June 30, 2020, the Company had the following monetary assets and liabilities denominated in foreign currencies:

June 30, 2020	CAD	COP
Cash	$ 223,350	1,173,041,789
Loans receivable	100,000	1,326,496,036
Amounts receivable	302,767	28,120,092
Trade payables	(826,639)	(262,919,485)
Accrued liabilities	182,201	-
Lease liability	-	(902,689,236)
	$ (18,321)	1,362,049,196

As at December 31, 2019, the Company had the following monetary assets and liabilities denominated in foreign currencies:

December 31, 2019	CAD	COP
Cash	$ -	523,676,716
Amounts receivable	18,518	5,115,000
Trade payables	(384,767)	(247,758,338)
Accrued liabilities	(791,485)	-
Lease liability	-	(978,464,861)
	$(1,157,734)	(697,431,483)

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

17.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED)
Market risk (Continued)

Monetary assets and liabilities denominated in Canadian dollars and Colombian pesos are subject to foreign currency risk. As at June 30, 2020, had the United States dollar weakened/strengthened by 5% against the Canadian dollar with all other variables held constant, there would have been a change of approximately $1,000 (December 31, 2019 - $45,000) in the Company’s net loss. As at June 30, 2020, had the United States dollar weakened/strengthened by 5% against the Colombian peso with all other variables held constant, there would have been a change of approximately $500 (December 31, 2019 - $8,000) in the Company’s other comprehensive income.

It is management’s opinion that the Company is not subject to significant commodity or interest rate risk.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with the financial liabilities. The Company’s financial liabilities consist of trade payables and accrued liabilities of $1,232,062 and lease liability of $240,146 as at June 30, 2020. The Company had cash and restricted cash of $6,704,328 as at June 30, 2020. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company's management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise.

Trade payables and accrued liabilities consist of invoices payable to trade suppliers for administration and professional expenditures. The Company processes invoices within a normal payment period. Trade payables have contractual maturities of less than 90 days.

Novel Coronavirus (“COVID-19”)
The Company’s operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company’s operations and ability to finance its operations.
18. CAPITAL MANAGEMENT
The Company considers the aggregate of its common shares, options, warrants and deficit as capital. The Company’s objective, when managing capital, is to ensure sufficient resources are available to meet day to day operating requirements and to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders.

At June 30, 2020 and December 31, 2019, the Company has no cash-generating operations; therefore, the only source of cash flow is generated from financing activities. The Company’s officers and senior management are in the process of searching for additional business opportunities. Potential business activities are appropriately evaluated by senior management and a formal review and approval process has been established at the Board of Directors’ level. The Company may enter into new financing arrangements to meet its objectives for managing capital, until such time as a viable business activity is operational and the Company can thereby internally generate sufficient capital to cover its operational requirements.

The Company’s officers and senior management take full responsibility for managing the Company’s capital and do so through quarterly meetings and regular review of financial information. The Company’s Board of Directors is responsible for overseeing this process.

Flora Growth Corp.
Notes to the interim condensed consolidated financial statements
For the six months ended June 30, 2020 and the period from incorporation on March 13, 2019 to June 30, 2019
(expressed in United States dollars)

19.           SUBSEQUENT EVENTS
REGULATION A OFFERING

Subsequent to June 30, 2020, the Company issued 7,441,760 units of the Company at a price of $0.75 per unit for gross proceeds of $5,581,320. Each Unit is comprised of one common share in the capital of the Company, with no par value per share, and one-half of one Common Share purchase warrant to purchase one additional Common Share at an exercise price of $1.00 per Warrant Share, subject to certain adjustments, over an 18-month exercise period following the date of issuance of the Warrant.  Flora is selling the Units through a Tier 2 offering pursuant to Regulation A (Regulation A+) under the Securities Act of 1933.  As at September 25, 2020, the balance of funds held in the escrow account is $4,175,468.

Subsequent to June 30, 2020, the Company issued 1,050,000 stock options of the Company at a price of $0.75 to employees and consultants of the Company.

Item 4. Exhibits

Exhibit No.	Description

EX1A-2.1#	Certificate of Incorporation of Flora Growth Corp.

EX1A-2.2#	Bylaws of Flora Growth Corp.

EX1A-4.1+	Form of Subscription Agreement.

EX1A-4.2#	Form of Common Share Purchase Warrant.

EX1A-6.1#	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Forbes & Manhattan, Inc.

EX1A-6.2#	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Stan Bharti.

EX1A-6.3#	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Damian Lopez.

EX1A-6.4#	Consulting Agreement dated March 14, 2019 between Flora Growth Corp. and Jadan Consulting Corporation.

EX1A-6.5#	Consulting Agreement dated September 11, 2019 between Flora Growth Corp. and Orlando Bustos.

EX1A-6.6#	Form of Founder Warrant to Purchase Common Shares of Flora Growth Corp.

EXA1-6.7#	Broker-Dealer Agreement dated September 6, 2019 between Flora Growth Corp. and Dalmore Group, LLC.

EX1A-6.8#	Consulting Agreement dated September 6, 2019 between Flora Growth Corp. and DALV Consulting, LLC.

EX1A-6.9#	Shared Costs Services Agreement dated March 14, 2019 between Flora Growth Corp. and 2227929 Ontario Inc.

EX1A-6.10#	Promissory Lease With Option to Sale and Purchase Agreement dated December 27, 2018 between Cosechemos YA S.A.S. and Waldshut C.V.

EX1A-6.11#	Promissory Lease With Option to Sale and Purchase Agreement dated December 27, 2018 between Cosechemos YA S.A.S. and Vicalvaro C.V.

EX1A-6.12#	Lease Agreement dated May 2, 2018 between Cosechemos YA S.A.S. and C.I Gramulaz S.C.A

EX1A-6.13+	Amendment to Lease Agreement dated September 1, 2019 between Cosechemos YA S.A.S. and C.I Gramulaz S.C.A.

EX1A-6.14#	Loan Agreement dated August 6, 2019 between Flora Growth Corp. and Copper One Inc., as amended on September 12, 2019.

Exhibit No.	Description

EX1A-6.15#	Shareholders’ Agreement dated October 2, 2019 among Flora Growth Corp., Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.

EX1A-6.16#	Flora Growth Corp. Stock Option Plan.

EX1A-6.17#	Form of Stock Option Agreement.

EX1A-6.18+	Amendment to Promissory Lease With Option to Sale and Purchase Agreement dated November 1, 2019 between Cosechemos YA S.A.S. and Waldshut C.V.

EX1A-6.19+	Amendment to Promissory Lease With Option to Sale and Purchase Agreement dated November 1, 2019 between Cosechemos YA S.A.S. and Vicalvaro C.V.

EX1A-6.20*	Loan Agreement dated February 12, 2020 between Flora Growth Corp. and Newdene Gold Inc.

EX1A-6.21*	Independent Contractor Agreement dated April 5, 2020 between Flora Growth Corp. and Evan Veryard.

EX1A-6.22*	Independent Contractor Agreement dated January 1, 2020 between Flora Growth Corp. and Pedra da Gavea Co. Ltd.

EX1A-6.23†	Loan Agreement dated November 6, 2019 between Flora Growth Corp. and Sulliden Mining Capital Inc.

EX1A-6.24†	Promissory Note No. 101 dated June 1, 2020 between Flora Growth Corp. and Kasa Wholefoods Company SAS

EX1A-6.25†	Loan Agreement dated April 17, 2020 between Flora Growth Corp. and Consultances and Consultancies of Latam by GM LLC

EX1A-6.26†	Loan Agreement dated June 18, 2019 between Flora Growth Corp. and Q-Gold Resources Ltd.

EX1A-7.1#	Share Purchase Agreement dated July 16, 2019 among Flora Growth Corp., Guillermo Andres Ramirez Martinez, Guillermo Ramirez Cabrales and Oscar Mauricio Franco Ulloa.

EX1A-10.1#	Power of Attorney.

EX1A-11.1+	Consent of McGovern Hurley LLP previously filed as part of Part III of the Form 1-A/A filed with the SEC on November 21, 2019

EX1-A-11.1*	Consent of McGovern Hurley LLP previously filed as an exhibit to the Annual Report on Form 1-K filed with the United States Securities and Exchange Commission on April 29, 2020

EX1A-11.2+	Consent of RSM Colombia SAS.

EX1A-14.1#	Appointment of Agent for Service of Process.

†	Filed herewith
#	Previously filed and incorporated by reference to the exhibits filed as part of Part III of the Form 1-A filed with the SEC on October 11, 2019.
+	Previously filed and incorporated by reference to the exhibits filed as part of Part III of the Form 1-A/A filed with the SEC on November 21, 2019.
*	Filed as an exhibit to the Annual Report on Form 1-K filed with the United States Securities and Exchange Commission on April 29, 2020 and incorporated herein by reference.

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLORA GROWTH CORP.

By:	/ s/Damian Lopez
Name: Damian Lopez
Title: Chief Executive Officer

Date:	September 28, 2020

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/Damian Lopez	Date: September 28, 2020
Name: Damian Lopez Title: Chief Executive Officer

By: /s/Deborah Battiston	Date September 28, 2020
Name: Deborah Battiston Title: Chief Financial Officer